CLASS A COMMON STOCK

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

8:00 a.m. on June 6, 2013

The Town Hall
1999 K Street, N.W., First Floor
Washington, D.C. 20006

<u>**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**</u>:
The Notice of Annual Meeting, Proxy Statement, Proxy Card and 2012 Annual Report
are available at www.farmermac.com/investors/stockholders/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20530030030000000000 8   060613

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

The Board of Directors recommends a vote "FOR ALL NOMINEES."

	NOMINEES:
☐ **FOR ALL NOMINEES**	◯ Dennis L. Brack _____
	◯ James R. Engebretsen _____
☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**	◯ Dennis A. Everson _____
	◯ Mitchell A. Johnson _____
☐ **FOR ALL EXCEPT** (See instructions below)	◯ Clark B. Maxwell _____

<u>**INSTRUCTIONS:**</u> To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

If you do withhold authority to vote for any nominee(s), your votes will be allocated equally among the remaining nominees unless you specify a different allocation in the space above.

*TO CUMULATE YOUR VOTE, SEE INSTRUCTION AT RIGHT.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

FOR AGAINST ABSTAIN ☐ ☐ ☐

2. Proposal to ratify the selection of PricewaterhouseCoopers LLP as independent auditors for the Corporation for the fiscal year ending December 31, 2013.

The Board of Directors recommends a vote "FOR" proposal 2.

FOR AGAINST ABSTAIN ☐ ☐ ☐

3. Proposal to approve the material terms of performance goals under the Corporation's 2008 Omnibus Incentive Plan.

The Board of Directors recommends a vote "FOR" proposal 3.

FOR AGAINST ABSTAIN ☐ ☐ ☐

4. Proposal to approve, on an advisory basis, the compensation of the Corporation's named executive officers disclosed in the Proxy Statement.

The Board of Directors recommends a vote "FOR" proposal 4.

*<u>INSTRUCTIONS TO CUMULATE YOUR VOTE:</u> To cumulate your vote for one or more of the listed nominees, write the manner in which such votes shall be cumulated by indicating the allocation by percentage or number of votes in the space to the right of the nominee name(s). The cumulative number of votes you have is 5 times the number of shares of Class A Voting Common Stock you owned on April 17, 2013. All of your votes may be cast for a single nominee or may be distributed among any number of nominees If you are cumulating your vote, do <u>not</u> mark the circle to the left of the name of the nominee(s) for whom you are voting.

Signature of Stockholder		Date:		Signature of Stockholder		Date:	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

☐   ■

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS, JUNE 6, 2013

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Timothy L. Buzby, Stephen P. Mullery, and Tom D. Stenson, and any of them, as Proxies for the undersigned and to vote all of the shares of **Class A Voting Common Stock** of the FEDERAL AGRICULTURAL MORTGAGE CORPORATION (the "Corporation") that the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Corporation to be held at 8:00 a.m. on June 6, 2013 at The Town Hall, 1999 K Street, N.W., First Floor, Washington, D.C. 20006, and at any adjournment or postponement thereof:

**The Board of Directors recommends a vote
FOR the election of all nominees, FOR proposal 2, FOR proposal 3, and FOR proposal 4.**

In their discretion, the Proxies are authorized to vote on such other matters as may properly come before the meeting. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS and, when properly executed, will be voted as instructed herein. If no instructions are given, this proxy will be voted FOR the election of all nominees, FOR proposal 2, FOR proposal 3, and FOR proposal 4.

PLEASE VOTE, DATE, AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

■   14475 ■

CLASS B COMMON STOCK

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

8:00 a.m. on June 6, 2013

The Town Hall
1999 K Street, N.W., First Floor
Washington, D.C. 20006

<u>**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**</u>:
The Notice of Annual Meeting, Proxy Statement, Proxy Card and 2012 Annual Report
are available at www.farmermac.com/investors/stockholders/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20530030030000000000 8   060613

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

The Board of Directors recommends a vote "FOR ALL NOMINEES."

NOMINEES:

☐ FOR ALL NOMINEES

- ○ Richard H. Davidson   _____
- ○ Thomas W. Hill   _____
- ○ James B. McElroy   _____
- ○ J. Dan Raines   _____
- ○ Douglas E. Wilhelm   _____

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
(See instructions below)

<u>INSTRUCTIONS:</u> To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

If you do withhold authority to vote for any nominee(s), your votes will be allocated equally among the remaining nominees unless you specify a different allocation in the space above.

*TO CUMULATE YOUR VOTE, SEE INSTRUCTION AT RIGHT.

	FOR	AGAINST	ABSTAIN
2. Proposal to ratify the selection of PricewaterhouseCoopers LLP as independent auditors for the Corporation for the fiscal year ending December 31, 2013.	☐	☐	☐

The Board of Directors recommends a vote "FOR" proposal 2.

	FOR	AGAINST	ABSTAIN
3. Proposal to approve the material terms of performance goals under the Corporation's 2008 Omnibus Incentive Plan.	☐	☐	☐

The Board of Directors recommends a vote "FOR" proposal 3.

	FOR	AGAINST	ABSTAIN
4. Proposal to approve, on an advisory basis, the compensation of the Corporation's named executive officers disclosed in the Proxy Statement.	☐	☐	☐

The Board of Directors recommends a vote "FOR" proposal 4.

*<u>INSTRUCTIONS TO CUMULATE YOUR VOTE:</u> To cumulate your vote for one or more of the listed nominees, write the manner in which such votes shall be cumulated by indicating the allocation by percentage or number of votes in the space to the right of the nominee name(s). The cumulative number of votes you have is 5 times the number of shares of Class B Voting Common Stock you owned on April 17, 2013. All of your votes may be cast for a single nominee or may be distributed among any number of nominees If you are cumulating your vote, do <u>not</u> mark the circle to the left of the name of the nominee(s) for whom you are voting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.   ☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

☐   ■

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS, JUNE 6, 2013

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Timothy L. Buzby, Stephen P. Mullery, and Tom D. Stenson, and any of them, as Proxies for the undersigned and to vote all of the shares of **Class B Voting Common Stock** of the FEDERAL AGRICULTURAL MORTGAGE CORPORATION (the "Corporation") that the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Corporation to be held at 8:00 a.m. on June 6, 2013 at The Town Hall, 1999 K Street, N.W., First Floor, Washington, D.C. 20006, and at any adjournment or postponement thereof:

The Board of Directors recommends a vote
FOR the election of all nominees, FOR proposal 2, FOR proposal 3, and FOR proposal 4.

In their discretion, the Proxies are authorized to vote on such other matters as may properly come before the meeting. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS and, when properly executed, will be voted as instructed herein. If no instructions are given, this proxy will be voted FOR the election of all nominees, FOR proposal 2, FOR proposal 3, and FOR proposal 4.

PLEASE VOTE, DATE, AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

■   14475 ■